                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

         Information to be Included in Statements Filed Pursuant to Rule
         13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                      METROMEDIA INTERNATIONAL GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    591689104
                                 (CUSIP Number)


                             WILLIAM F. HARLEY, III
                      MELLON HBV ALTERNATIVE STRATEGIES LLC
                           200 PARK AVENUE, SUITE 3300
                             NEW YORK, NY 10166-3399
                             TELEPHONE: 212-808-3944
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 11, 2005
             (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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CUSIP No.  591689104
--------------------------------------------------------------------------------
(1)         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mellon HBV Alternative Strategies LLC,  I.R.S. No. 13-4050836
--------------------------------------------------------------------------------
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a)[ ]
                      (b)[ ]
--------------------------------------------------------------------------------
(3)         SEC USE ONLY
--------------------------------------------------------------------------------
(4)         SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
(5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[  ]
--------------------------------------------------------------------------------
(6)         CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)         SOLE VOTING POWER             6,176,811

(8)         SHARED VOTING POWER           -0-

(9)         SOLE DISPOSITIVE POWER        6,176,811

(10)        SHARED DISPOSITIVE POWER      -0-
--------------------------------------------------------------------------------
(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,176,811
--------------------------------------------------------------------------------
(12)        CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.57%
--------------------------------------------------------------------------------
(14)        TYPE OF REPORTING PERSON
            IA, 00
--------------------------------------------------------------------------------


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CUSIP No.  591689104
--------------------------------------------------------------------------------
(1)         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mellon HBV Company, Ltd.  (No  I.R.S. No. Cayman Islands)
--------------------------------------------------------------------------------
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a)[ ]
                      (b)[ ]
--------------------------------------------------------------------------------
(3)         SEC USE ONLY
--------------------------------------------------------------------------------
(4)         SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
(5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
--------------------------------------------------------------------------------
(6)         CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)         SOLE VOTING POWER                   6,176,811

(8)         SHARED VOTING POWER                 -0-

(9)         SOLE DISPOSITIVE POWER              6,176,811

(10)        SHARED DISPOSITIVE POWER            -0-
--------------------------------------------------------------------------------
(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,176,811
--------------------------------------------------------------------------------
(12)        CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.57%
--------------------------------------------------------------------------------
(14)        TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------


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                             INTRODUCTORY STATEMENT

      This Statement is a joint filing which constitutes Amendment No. 1, amending Items 3, 4, 5, and 7 to the Schedule 13D filing of Mellon HBV Alternative Strategies LLC and Mellon HBV Company, Ltd., filed on January 5, 2005, in each case with respect to the Common Stock of Metromedia International Group, Inc. (the "Company").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Funds for the purchase of shares listed herein as beneficially owned by a Fund were or will be provided from the assets of the Funds.

ITEM 4.  PURPOSE OF TRANSACTION.

      The Adviser views Metromedia International Group as an attractive investment for the Funds. The Adviser does not support the course that the Company has elected to follow in engaging in exclusive negotiations with an investor group that has made a preliminary non-binding proposal (the "Proposal") to acquire the Company by merger for $300 million in cash. The Company has offered to meet with Adviser to discuss Adviser's concerns that the Proposal undervalues the Company and ignores its favorable prospects for the future.

      The Reporting Entities currently have no plans or proposals which relate to or would result in or more of the actions described in paragraph (a) through
(j) of Item 4 of Schedule 13D except as follows:

      (d) On February 11, 2005, the Adviser delivered a letter (the "Letter") to the Chairman of Metromedia International Group responding to his letter of January 6, 2005 continuing to express grave concerns with respect to the Company's failure to make timely disclosure of the Company's efforts to maximize shareholder value by entering into exclusive negotiations with an investor group related to a non-binding proposal to acquire the Company. In the Letter the Adviser stated that it is concerned about the consideration allocated to senior management of the Company by the board and the failure of the board to consider its fiduciary duties to the common shareholders. The Adviser also stated that if the proposed merger is submitted for shareholder approval, it intends to solicit proxies to vote against it. Further, the Adviser recommends that the board initiate an immediate auction to sell the Company's PeterStar business and retain the MagtiCom business unless a buyer is found that is willing to pay a fair and reasonable price for the asset which the Adviser preliminarily values at approximately $500 million.
            A copy of the Letter is filed herewith as Exhibit 1 and incorporated herein by reference.

      The Reporting Entities may at any time reconsider and change their plans and proposals relating to the foregoing or any of the items in paragraphs (a) through (j) of Item 4 of Schedule 13D.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      The information on lines 7 to 11 and 13 of the cover page for each Reporting Entity is incorporated herein by reference.

      On January 27, 2005, the Reporting Entities purchased 2,500 shares of Common Stock at an average price of $0.58 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

      On January 31, 2005, the Reporting Entities purchased 267,000 shares of Common Stock at an average price of $0.61 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

      On February 3, 2005, the Reporting Entities purchased 200,000 shares of Common Stock at an average price of $0.58 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.      Title
     -----------      -----

          1. Letter to Chairman of Metromedia International Group dated February 11, 2005


                                     Page 5
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Pursuant to the authorizations contained in the Initial Statement of filed herewith, this filing is signed by Mellon HBV Alternative Strategies LLC on behalf of all Reporting Entities.

Dated: February 11,  2005

                              MELLON HBV ALTERNATIVE STRATEGIES LLC



                              By:  /s/ William F. Harley, III
                                   -----------------------------------------
                                   Name: William F. Harley, III
                                   Title: President



                                     Page 6
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The undersigned hereby authorizes Mellon HBV Alternative Strategies LLC, in accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on its behalf any statement on Schedule 13D required to be signed by the undersigned, on Schedule 13D pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act. The undersigned represents that it is individually eligible to use
Schedule 13D, and acknowledges its responsibility for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein. However, the undersigned is not responsible for the completeness or accuracy of the information concerning the other entities making the filing on Schedule 13D unless such undersigned knows or has reason to believe that such information is inaccurate.


Date: February 11, 2005


MELLON HBV COMPANY, LTD


 /s/  William F. Harley, III
--------------------------------
Name: William F Harley, III
Title: Director


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